UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania  15222

Telephone:  (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 23, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT GP Holdings, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: PN (Partnership)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT GP Services, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 21,811,643 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 21,811,643 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 18.1%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 15,433,812 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 15,433,812 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,433,812 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 12.8%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,544,530 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,544,530 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,544,530 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 7.9%

14	Type of Reporting Person: PN (Partnership)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,544,530 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,544,530 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,544,530 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 7.9%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 15,433,812 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 15,433,812 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,433,812 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 12.8%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 15,433,812 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 15,433,812 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,433,812 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 12.8%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 37,245,455 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 37,245,455 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,245,455 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 30.9%

14	Type of Reporting Person: CO (Corporation)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 37,245,455 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 37,245,455 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,245,455 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 30.9%

14	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions): OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 37,245,455 Common Units

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 37,245,455 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 37,245,455 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11): 30.9%

14	Type of Reporting Person: CO (Corporation)

Item 1.  Security and Issuer.

This Amendment No. 7 to Schedule 13D (Amendment No. 7) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on April 16, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 23, 2015, Amendment No. 2 to Schedule 13D filed with the Commission on June 21, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on June 22, 2017, Amendment No. 4 to Schedule 13D filed with the Commission on February 22, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on April 27, 2018 and Amendment No. 6 to Schedule 13D filed with the Commission on May 22, 2018 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 7 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQT GP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQT GP Services, LLC, a Delaware limited liability company (EQGP GP), (iii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) Rice Midstream GP Holdings LP, a Delaware limited partnership (RMGH), (v) Rice Midstream GP Management LLC, a Delaware limited liability company (RMGH GP), (vi) Rice Midstream Holdings LLC, a Delaware limited liability company (Rice Midstream Holdings), (vii) Rice Energy Operating LLC, a Delaware limited liability company (REO), (viii) EQT RE, LLC, a Delaware limited liability company (EQT RE), (ix) EQT Production Company, a Pennsylvania corporation (EPC), (x) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (xi) EQT Corporation, a Pennsylvania corporation (EQT, and together with EQGP, EQGP GP, Gathering Holdings, RMGH, RMGH GP, Rice Midstream Holdings, REO, EQT RE, EPC and Investments Holdings, the Reporting Persons).

EQGP is a limited partner of the Issuer and owns approximately 18.1% of the outstanding limited partner interests in the Issuer.  EQGP GP is the general partner of EQGP and owns the entire non-economic general partner interest in EQGP.  Gathering Holdings is a limited partner of EQGP with an approximate 79.2% limited partner interest in EQGP, is the sole member of EQGP GP, and is also the sole stockholder of EQT GP Corporation, a Delaware corporation and limited partner of EQGP holding an approximate 0.1% limited partner interest in EQGP.  RMGH is a limited partner of the Issuer and owns approximately 7.9% of the outstanding limited partner interests in the Issuer.  RMGH GP is the general partner of RMGH and owns the entire non-economic general partner interest in RMGH.  Rice Midstream Holdings is a limited partner of the Issuer and owns approximately 4.9% of the outstanding limited partner interests in the Issuer, and is also the direct or indirect owner of all of the equity interests in RMGH GP and RMGH.  Rice Midstream Holdings, RMGH, RMGH GP and REO are each wholly owned subsidiaries of EQT RE.  EPC is the sole member of Gathering Holdings and EQT RE.  Investments Holdings is the sole shareholder of EPC.  EQT is a publicly traded company and the sole member of Investments Holdings.  Rice Midstream Holdings, RMGH GP, REO, EQT RE, Gathering Holdings and Investments Holdings are manager-managed limited liability companies with boards of managers.  EPC and EQT are corporations with boards of directors.  The Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The business address of each Reporting Person other than Investments Holdings is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

(c)           The principal business of EQGP is to hold a limited partner interest in the Issuer, all of the membership interests in EQT Midstream Services, LLC, the general partner of the Issuer (the General Partner), and all of the incentive distribution rights of the Issuer.  The principal business of EQGP GP is to act as the general partner of EQGP.  The principal business of Gathering Holdings is to own a limited partner interest in EQGP, all of the membership interests in EQGP GP, and interests in other subsidiaries of EQT which are engaged in natural gas midstream and commercial activities.  The principal business of EPC is to engage in natural gas production activities.  EPC also owns a number of EQT subsidiaries, including Gathering Holdings, EQT RE, REO, Rice Midstream Holdings, RMGH GP and RMGH.  The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT.  EQT conducts its business through five business segments:  EQT Production, EQM Gathering, EQM Transmission, RMP Gathering and RMP Water.  EQT Production is the leading natural gas producer in the United States, based on average daily sales volumes, with 21.4 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximate 4.0 million gross acres, including approximately 1.1 million gross acres in the Marcellus play, many of which have associated deep Utica or Upper Devonian drilling rights, and approximately 0.1 million gross acres in the Ohio Utica as of December 31, 2017.  EQM Gathering and EQM Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin through EQT’s ownership and control of the Issuer, a publicly traded limited partnership formed by EQT to own, operate, acquire and develop midstream assets in the Appalachian Basin.  RMP Gathering provides natural gas gathering services to EQT in the dry gas core of the Marcellus Shale in southwestern Pennsylvania through the Issuer.  RMP Water provides water services that support well completion activities and collects and recycles or disposes of flowback and produced water for EQT and third parties in Washington and Green Counties, Pennsylvania and Belmont County, Ohio also through the Issuer.

The principal business of each of EQT RE, REO, Rice Midstream Holdings and RMGH is to serve as an intercompany holding company for certain subsidiaries of EQT.  The principal business of RMGH GP is to act as the general partner of RMGH.

EQGP is managed by EQGP GP, its general partner, and has no directors or executive officers.  RMGH is managed by RMGH GP, its general partner, and has no directors or executive officers.  EQGP GP, Gathering Holdings, Investments Holdings, RMGH GP, Rice Midstream Holdings, REO and EQT RE are manager-managed limited liability companies with a board of directors, in the case of EQGP GP, and a board of managers, in the case of Gathering Holdings, Investments Holdings, RMGH GP, Rice Midstream Holdings, REO and EQT RE.  EPC and EQT are corporations with boards of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Persons are United States citizens.  The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investments Holdings is c/o EQT Investments Holdings, LLC, 824 N. Market Street, Suite 220, Wilmington, Delaware 19801.

Name	Position
EQT Corporation
David L. Porges	Chairman and Interim President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
Thomas F. Karam	Director
Daniel J. Rice IV	Director
James E. Rohr	Director
Norman J. Szydlowski	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Robert F. Vagt	Director

Name	Position
Jeremiah J. Ashcroft III	Senior Vice President and President, Midstream
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

EQT GP Services, LLC
David L. Porges	Chairman
Jeremiah J. Ashcroft III	Director, President and Chief Executive Officer
Kimberly T. Fleming	Director
Lewis B. Gardner	Director
Mark S. Lewis	Director
Stephen A. Thorington	Director
Robert J. McNally	Director, Senior Vice President and Chief Financial Officer

EQT RE, LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Energy Operating LLC
Robert J. McNally	Member of Board of Managers
Charlene Petrelli	Member of Board of Managers
David E. Schlosser, Jr.	Member of Board of Managers and President

Rice Midstream Holdings LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

Rice Midstream GP Management LLC
Jeremiah J. Ashcroft III	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

(d)—(e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by incorporating by reference herein the information set forth in Item 4 of this Amendment No. 7 regarding the completion of the Midstream Mergers.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following additional disclosures:

Completion of the Midstream Mergers

On July 23, 2018, the Issuer completed its previously announced acquisition of Rice Midstream Partners LP (RMP). Pursuant to the terms of the Midstream Merger Agreement, on July 23, 2018, (i) Merger Sub merged with and into RMP with RMP continuing as the surviving limited partnership and a wholly owned indirect subsidiary of the Issuer (the Surviving Entity) and (ii) GP Merger Sub merged with and into the RMP General Partner, with the RMP General Partner continuing as the surviving entity and a wholly owned indirect subsidiary of the Issuer (the Surviving GP Entity) ((i) and (ii) collectively, the Midstream Mergers).

At the Effective Time, (i) each RMP Common Unit issued and outstanding immediately prior to the Effective Time was converted into the right to receive 0.3319 Common Units, (ii) the issued and outstanding RMP IDRs were cancelled and (iii) each outstanding award of phantom units in respect of RMP Common Units fully vested and converted into the right to receive the Midstream Merger Consideration, less applicable tax withholding, in respect of each RMP Common Unit subject thereto. The aggregate Midstream Merger Consideration consisted of approximately 34.0 million Common Units in exchange for all of the issued and outstanding RMP Common Units and awards of phantom units in respect of RMP Common Units.

The foregoing description of the Midstream Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Midstream Merger Agreement, a copy of which is filed as Exhibit T to this Schedule 13D and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           (1)           As of July 23, 2018, the number of Common Units issued and outstanding is approximately 120,457,148.  As of July 23, 2018, EQGP is the record and beneficial owner of 21,811,643 Common Units, which represent approximately 18.1% of the outstanding Common Units.

(2)           EQGP GP is the general partner of EQGP and is the direct owner of the entire non-economic general partner interest in EQGP; however, as the general partner of EQGP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(3)           Gathering Holdings does not directly own any Common Units; however, as the direct or indirect owner of approximately 79.3% of the limited partner interests in EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(4)           As of July 23, 2018, RMGH is the record and beneficial owner of 9,544,530 Common Units, which represent approximately 7.9% of the outstanding Common Units.

(5)           RMGH GP is the general partner of RMGH and is the direct owner of the entire non-economic general partner interest in RMGH; however, as the general partner of RMGH, it may be deemed to beneficially own the 9,544,530 Common Units beneficially owned by RMGH, which represent approximately 7.9% of the outstanding Common Units.

(6)           As of July 23, 2018, Rice Midstream Holdings is the record and beneficial owner of 5,889,282 Common Units and, as the direct or indirect owner of 100% of the limited partner interests in RMGH and 100% of the membership interests of RMGH GP, may be deemed to beneficially own the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 12.8% of the outstanding Common Units.

(7)           REO does not directly own any Common Units; however, as the direct or indirect owner of 100% of the membership interests of Rice Midstream Holdings, 100% of the limited partner interests in RMGH and 100% of the membership interests of RMGH GP, it may be deemed to beneficially own the 5,889,282 Common Units beneficially owned by Rice Midstream Holdings and the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 12.8% of the outstanding Common Units.

(8)           EQT RE does not directly own any Common Units; however, as the indirect owner of 100% of the membership interests of Rice Midstream Holdings, 100% of the limited partner interests in RMGH and 100% of the membership interests of RMGH GP, it may be deemed to beneficially own the 5,889,282 Common Units beneficially owned by Rice Midstream Holdings and the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 12.8% of the outstanding Common Units.

(9)           EPC does not directly own any Common Units; however, as the sole member of Gathering Holdings and indirect owner of EQGP and EQGP GP and the sole member of EQT RE and indirect owner of Rice Midstream Holdings, RMGH and RMGH GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, the 5,889,282 Common Units beneficially owned by Rice Midstream Holdings and the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(10)         Investments Holdings does not directly own any Common Units; however, as the sole shareholder of EPC and indirect owner of EQGP, EQGP GP, Rice Midstream Holdings, RMGH and RMGH GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, the 5,889,282 Common Units beneficially owned by Rice Midstream Holdings and the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(11)         EQT does not directly own any Common Units; however, as the sole member of Investments Holdings and indirect owner of EQGP, EQGP GP, Rice Midstream Holdings, RMGH and RMGH GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, the 5,889,282 Common Units beneficially owned by Rice Midstream Holdings and the 9,544,530 Common Units beneficially owned by RMGH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(12)         In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
Vicky A. Bailey	1,000		*
A. Bray Cary, Jr.	12,000	(1)	*
Margaret K. Dorman	11,000		*
Lewis B. Gardner	9,359		*
Charlene Petrelli	18,130		*
David L. Porges	42,148		*
Daniel J. Rice IV	3,778		*
James E. Rohr	2,655		*
Jimmi Sue Smith	2,146		*
Phillip D. Swisher	1,790		*
Stephen A. Thorington	6,193	(2)	*
Lee T. Todd, Jr.	1,808		*
Robert F. Vagt	2,961		*

(1)     Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

(2)     Includes 1,193 phantom units granted under the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan, which have the economic equivalent of 1,193 Common Units and represent compensation that is deferred until retirement.

*       Less than 1% of the class beneficially owned.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)           Except as described in Item 4 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)           The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)           Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A	Joint Filing Agreement dated July 23, 2018 (filed herewith).

EXHIBIT B	Power of Attorney dated July 23, 2018 (filed herewith).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT H

Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

EXHIBIT I

Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT J

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT L

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT N

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT P

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated herein in its entirety by reference).

EXHIBIT Q

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT R

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT S

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

EXHIBIT T

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT U

Contribution and Sale Agreement, dated April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT V

Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 23, 2018

EQT GP HOLDINGS, LP

By:	EQT GP Services, LLC, its general partner

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQT GP SERVICES, LLC

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Jeremiah J. Ashcroft III
Name: Jeremiah J. Ashcroft III
Title: President

RICE MIDSTREAM GP HOLDINGS LP

By:	Rice Midstream GP Management LLC, its general partner

By:	/s/ Jeremiah J. Ashcroft III
Name: Jeremiah J. Ashcroft III
Title: President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name: Jeremiah J. Ashcroft III
Title: President

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name: Jeremiah J. Ashcroft III
Title: President

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name: David E. Schlosser, Jr.
Title: President

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name: David E. Schlosser, Jr.
Title: President

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name: David E. Schlosser, Jr.
Title: President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Vice President

EQT CORPORATION

By:	/s/ Robert J. McNally
Name: Robert J. McNally
Title: Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement dated July 23, 2018 (filed herewith).

EXHIBIT B	Power of Attorney dated July 23, 2018 (filed herewith).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT H

Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated December 7, 2017 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 8, 2017 and incorporated herein in its entirety by reference).

EXHIBIT I

Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT J

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT L

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT N

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT P

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated herein in its entirety by reference).

EXHIBIT Q

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT R

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT S

Press Release, dated February 21, 2018 (filed as Exhibit 99.1 to EQT Corporation’s current report on Form 8-K (File No. 001-03551) filed with the Commission on February 21, 2018 and incorporated in its entirety herein by reference).

EXHIBIT T

Agreement and Plan of Merger, dated April 25, 2018, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Acquisition Sub, LLC, EQM GP Acquisition Sub, LLC, Rice Midstream Partners LP, Rice Midstream Management LLC and, solely for the limited purposes of certain provisions therein, EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT U

Contribution and Sale Agreement, dated April 25, 2018, by and among EQT Corporation, Rice Midstream Holdings LLC, EQT Midstream Partners, LP and EQM Gathering Holdings, LLC (filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT V

Incentive Distribution Rights Purchase and Sale Agreement, dated as of April 25, 2018, by and among EQT GP Holdings, LP, Rice Midstream GP Holdings LP and EQT Corporation (filed as Exhibit 2.2 to EQT’s current report on Form 8-K filed with the Commission on April 26, 2018 and incorporated herein in its entirety by reference).

EXHIBIT A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: July 23, 2018

[Signature Page Follows]

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC, its general partner

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GP SERVICES, LLC

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC, its general partner

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

[Signature Page to Joint Filing Agreement]

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

[Signature Page to Joint Filing Agreement]

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint Jeremiah J. Ashcroft III, Robert J. McNally and Lewis B. Gardner, and each of them, with full power to act without the other, its true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT Midstream Partners, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

Dated: July 23, 2018

[Signature Page Follows]

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC, its general partner

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GP SERVICES, LLC

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

RICE MIDSTREAM GP HOLDINGS LP

By: Rice Midstream GP Management LLC, its general partner

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

[Signature Page to Power of Attorney]

RICE MIDSTREAM HOLDINGS LLC

By:	/s/ Jeremiah J. Ashcroft III
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE ENERGY OPERATING LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	/s/ David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

[Signature Page to Power of Attorney]